Mail Stop 3561

June 11, 2008

Robert E. Price, Chief Executive Officer
PriceSmart, Inc.
9740 Scranton Road
San Diego, CA 92121

        Re: **PriceSmart, Inc.**
                 Form 10-K for Fiscal Year Ended August 31, 2007
                 Filed November 29, 2007
                 Form 10-K/A for Fiscal Year Ended August 31, 2007
                 Filed December 26, 2007
                 File No. 0-22793

Dear Mr. Price:

      We have completed our review of your Form 10-K, as amended, and have no further comments at this time.

                              Sincerely,

                              H. Christopher Owings
                              Assistant Director